May 29, 2019

Sheila Cunningham
President and Chief Executive Officer
Evil Empire Designs, Inc.
441 Eastgate Rd., Suite A
Henderson, Nevada 89011

       Re: Evil Empire Designs, Inc.
           Registration Statement on Form S-1
           Filed May 2, 2019
           File No. 333-231172

Dear Ms. Cunningham:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 2, 2019

General

1. We note from your disclosure on page 23 that you were previously in the business of seeking prospective mineral exploration properties. While this disclosure is helpful to inform investors of the background of your company, please revise throughout your registration statement to remove indications that this line of business is ongoing. In this regard, we note your disclosure on page 35 that you may adopt a stock option plan as your
       "mineral exploration activities progress" and your disclosure on page 36 that your business is subject to various risks, including "possible delays in the exploration and/or development".
 Sheila Cunningham
FirstName LastNameSheila Cunningham
Evil Empire Designs, Inc.
Comapany NameEvil Empire Designs, Inc.
May 29, 2019
May 29, 2019 Page 2
Page 2
FirstName LastName
Cover Page of Prospectus, page 3

2.       We note that you have provided the per share net proceeds. Pursuant to
Item 501(b)(3) of
         Regulation S-K, please disclose the aggregate net proceeds that you will receive in this offering assuming all of the shares are sold at the offering price. Prospectus Summary, page 5

3. Please reconcile your disclosure on page 6 that Ms. Cunningham owns 6,000,000, or
         82.4%, of the 7,275,000 shares issued and outstanding, with your disclosure on page 11 that she owns 7,000,000 shares, or 92.4% of your issued and outstanding shares, and your disclosure on page 41 that she owns 2,500,000 shares, or 47.3% of your issued and outstanding shares.
The proceeds of this offering, if any, may not be sufficient, page 7

4. Consistent with your disclosure on page 36, please disclose here that the minimum amount of proceeds you will need to raise in order to have an operating business and to meet your reporting requirements is $25,000 and if less than $25,000 is received you will have to cease operations.
Use of Proceeds, page 13

5. We note that $25,000 of the offering proceeds are being used for the payment of debt to
         TOL Designs. Please set forth the interest rate and maturity of the indebtedness. Also, if the debt was incurred within the past year, describe the use of the proceeds of the indebtedness other than short-term borrowing used for working capital. Refer to
         Instruction 4 of Item 504 of Regulation S-K.
Determination of the Offering Price, page 14

6. You state here that selling shareholders will sell their shares at prevailing market prices or privately negotiated prices. Please clearly disclose throughout the prospectus that the shares will be sold at the fixed price until the common stock becomes quoted on the OTC
         Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange.
Selling Stockholders, page 14

7. Please reconcile your disclosure in the opening paragraph that there are 6 selling stockholders offering 1,475,000 shares with your table on page 15 showing 5 selling stockholders offering 4,975,000 shares. The table also indicates that Ms. Cunningham is offering an amount of shares that would leave her with no ownership interest after the offering if all shares are sold, which is not consistent with disclosures found elsewhere throughout the registration statement. Please update the selling stockholders table accordingly.
 Sheila Cunningham
FirstName LastNameSheila Cunningham
Evil Empire Designs, Inc.
Comapany NameEvil Empire Designs, Inc.
May 29, 2019
May 29, 2019 Page 3
Page 3
FirstName LastName
Description of Business, page 23

8. Please revise or substantiate the various assertions made throughout this section. For example, your disclosure on page 24 that you offer a "complete line" of custom parts and accessories, work with the "top in the industry" and are a "leader" in the motorcycle aftermarket industry; on page 25 that your pricing structure compares favorably with more established competitors, while "besting them" in quality of materials used, targeted design and service; your claim on page 30 that most competitor's floorboards are "shoddily made overseas"; and your statements on page 32 that none of your competitors are actively targeting female customers and that similar products offered in dealerships "don't match the quality" of your offerings. To the extent a claim is your belief, provide a reasonable basis for the belief in the context of your stage of development.
Plan of Operations, page 36

9. Please include a plan of operations for the next twelve months and to the point of generating revenues. In the discussion of each of your planned activities, include the material events or steps required to pursue each of your planned activities. Also, since your offering is being conducted on a best efforts basis, briefly discuss your plan of operations assuming 25%, 50%, 75% and 100% of your offering being sold, clarifying how the different funding levels will affect implementation of your plan of operations. In addition, disclose the material milestones, which are currently marked in brackets as
         "obtain milestones from company."
Liquidity and Capital Resources, page 37

10. Please include a discussion of all material obligations that have had or may have an impact on your liquidity. In this regard, we note from your disclosure on page 20 that you have a number of outstanding convertible promissory notes, some of which are in default and that $25,000 of the offering proceeds are being allocated toward repayment of the debt to TOL Designs. Discuss the amount of these outstanding obligations, the interest rates and the maturity dates. Also, add a risk factor regarding your outstanding debts, the fact that some are in default, that offering proceeds are being used to replay your loans, and the impact these debts have on your liquidity.
Executive Compensation, page 39

11. Please reconcile your disclosure here that you have not paid any executive compensation, with the disclosure on page F-11 that the company paid compensation to a related party in
         2017 and 2018.
Certain Relationships and Related Transactions, page 41

12. Please disclose the aggregate consideration of the 1,150,000 shares of common stock sold to Ms.Cunningham on March 14, 2017, and reconcile this with your disclosure on page F-
 Sheila Cunningham
Evil Empire Designs, Inc.
May 29, 2019
Page 4
       11 that you sold 1,500,000 shares of common stock to a related party on that date. Also, consistent with your disclosure on page F-11, please disclose here the October 29, 2018 stock issuance to a related party and identify the related party. Financial Statements
Statements of Operations, page F-4

13. Please revise your Statements of Operations to label the three months ended March 31 financial statements as unaudited.
Recent Sales of Unregistered Securities, page II-1

14. Please provide the disclosures required by Item 701 of Regulation S-K. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Patrick Kuhn at 202-551-3308 or Andrew Mew at 202-551-3377 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                           Sincerely,
FirstName LastNameSheila Cunningham
                                                           Division of
Corporation Finance
Comapany NameEvil Empire Designs, Inc.
                                                           Office of
Transportation and Leisure
May 29, 2019 Page 4
cc:       Thomas E. Puzzo
FirstName LastName